Finance

4th July, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07025150

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

Nyrt.
MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

Richárd Benke
Investor Relations Director

Enclosure

▶ **MOL Plc.**

INVESTOR NEWS

4 July 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 3 July 2007, based on the announcement made on 22 June 2007, MOL bought 700,000 treasury shares at an average price of 28,789 HUF/share on the Budapest Stock Exchange through OTP Bank Nyrt and ING Bank Zrt as investment service providers. Following this transaction MOL owns 10,587,690 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

Finance

RECEIVED

2007 JUL 12 P 1:57

29th June, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

Plc.

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

MOL Plc.

INVESTOR NEWS

29 June 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 28 June 2007, based on the announcement made on 22 June 2007, MOL bought 361,081 treasury shares at an average price of 28,119 HUF/share on the Budapest Stock Exchange through OTP Bank Nyrt and ING Bank Zrt as investment service providers. Following this transaction MOL owns 8,929,208 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

MOL Plc.

INVESTOR NEWS

2 July 2007

Purchase of treasury shares

MOL Plc. hereby informs capital market participants, that on 29 June 2007, based on the announcement made on 22 June 2007, MOL bought 449,908 treasury shares at an average price of 27,658 HUF/share on the Budapest Stock Exchange through OTP Bank Nyrt and ING Bank Zrt as investment service providers. Following this transaction MOL owns 9,379,116 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

Finance

RECEIVED

2007 JUL 12 P 1:15

3rd July, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

Attention: **Special Counsel**
Office of International Corporate Finance

SUPPL

MOL ~~Magyar Olaj- és Gázipari~~-Rt.
Rule 12g3-2(b) File No. 82-4224

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

▶ **MOL Plc.**

INVESTOR NEWS

3 July 2007

Change in MOL Treasury shares

MOL Plc. hereby informs capital market participants that on 2 July 2007 it signed an agreement with MFB Invest Zrt. to lend 10,933,000 shares held in treasury, in line with capital structure optimisation program announced on 22 June 2007, following which the influence of MFB Invest Zrt. will increase to 10%. MOL will make another announcement on the transfer of the shares.

Also as part of the program, MOL bought 508,574 treasury shares at an average price of 27,902 HUF/share on the Budapest Stock Exchange through ING Bank Zrt as investment service provider. Following this transaction MOL owns 9,887,690 "A" series and 578 "C" series ordinary shares.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 1 464 1351
Citigate Dewe Rogerson	+ 44 (0) 207 282 1043

END